Roth Capital Partners, LLC

888 San Clemente Drive Suite

400, Newport Beach,

California 92660,

United States of America

VIA EDGAR

November 2, 2018

VIA EDGAR

Mr. Michael Clampitt

Mr. David Lin

Mr. Michael Henderson

Mr. H. Stephen Kim

Office of Financial Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	CNFinance Holdings Limited (CIK No. 0001733868)

Registration Statement on Form F-1, as amended (File No. 333-226126)

Ladies and Gentlemen:

We hereby join CNFinance Holdings Limited (the “Company”) in connection with its request for acceleration of the above-referenced Registration Statement, requesting effectiveness at 5:00 p.m., Eastern Time, on November 6, 2018, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that, through the date hereof, 46 copies of the Company’s preliminary prospectus dated October 31, 2018 were distributed to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature pages follow]

Very truly yours,
Roth Capital Partners, LLC

By:	/s/ Aaron M. Gurewitz
Name: Aaron M. Gurewitz
Title: Head of Equity Capital Markets